

Mail Stop 3010   November 20, 2009

Evan H. Zucker, President
Industrial Income Trust, Inc.
518 Seventeenth Street
17th Floor
Denver, CO 80202

> **Re: Industrial Income Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 2, 2009**
> **File No. 333-159445**

Dear Mr. Zucker:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Sponsor, page 8

1.   We note your response to our prior comment 7. Please revise your prospectus to describe the role of Blue Mesa Capital LLC. While Blue Mesa Capital LLC has transferred ownership, it still took the initiative in founding you. Please see Rule 405 of the 1933 Act and Item 11(d) of Form S-11.

Investment Strategy, Objective and Policies, page 56

Target Market and Submarket Selection, page 56

2.   We note your response to comment 10 of our letter dated September 10, 2009. According to the supporting materials, in Item 2, it appears that the New York/New Jersey port is the third largest port. Please revise or advise.

Prior Performance of the Advisor and its Affiliates, page 103

3.   Please consider updating your disclosure in this section through September 30, 2009.

Appendix A: Prior Performance Tables, page A-1

4.   We note your response to comment 13 of our letter. In response to our comment, you state that you did not include American Real Estate Investment Corp. because it closed its lasts public offering of securities more than five years ago. However, based on your disclosure on page 104, it appears that this offering may have closed in August 2004. We note that the tables should present five years of historical disclosure from December 31, 2008. Please revise the tables, as appropriate, to include this disclosure or add disclosure to page 104 to clarify when the offering closed.

Table I, page A-2

5.   We note that you have included footnote number 8. We could not locate the reference to the footnote in the table. Please revise or advise.

Part II. Information Not Required in Prospectus, page II-1

6.   We note that you have estimated $7,500,000 in reimbursement to the dealer manager and broker dealers. We further note your disclosure on page 54 in footnote 2 that such amounts may be deemed to be additional underwriting compensation. Please note that Item 511 of Regulation S-K requires an itemized statement of expenses other than underwriting discounts or commissions. Please explain why you believe this amount is appropriate to include in the table.

Sales Material submitted October 21, 2009

7.   We note, in the disclaimer for each document, you state: "Photos depicted of specific buildings are owned by prior investment programs sponsored by Dividend Capital and affiliates." Please note that you may only use pictures of buildings held by prior programs that were sponsored by your sponsor. Further, the pictures, and the program from which the pictures are derived, must be specifically identified. Finally, please note that you may only utilize one or two pictures of buildings held by other programs.

PowerPoint Presentation for Potential Investors

8.   On page 8, please clarify that investors are not directly investing in commercial real estate.

9.   On page 14, please disclose that your charter does not require you to have a finite date for a liquidity event and does not assure that one will occur and clarify that certain events are subject to shareholder approval. Please make similar revisions to pages 14 and 25 of the broker-dealer presentation and page 2 of the brochure.

Brochure

10.   Please ensure that you fill in the missing information once it becomes available and that you submit the revised material for review.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee, Staff Accountant, at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or me at (202) 551-3655 with any other questions.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Judith D. Fryer, Esquire (*via facsimile*)